Filed by Horizon Technology Finance Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6 of the Securities Exchange Act of 1934
Subject Company: Monroe Capital Corporation
File No. of Related Registration Statement: 333-290114

Horizon Technology Finance Corporation Announces Intent to Supplement
Regular Monthly Distributions for Combined Company Stockholders
Following Merger with Monroe Capital Corporation

Farmington, Connecticut, March 10, 2026 – Horizon Technology Finance Corporation (NASDAQ: HRZN) (“HRZN”), an affiliate of Monroe Capital LLC, today announced its Board of Directors’ intent to supplement HRZN’s regular monthly distributions to HRZN stockholders following the closing of the pending merger (the “Merger”) between HRZN and Monroe Capital Corporation (“MRCC”). As previously announced, following the Merger, HRZN will be the surviving public entity and will continue to be managed by Horizon Technology Finance Management LLC (“HTFM”) and trade on the NASDAQ under the symbol “HRZN”.

To create near-term value for the post-Merger combined company stockholders, the HRZN Board intends to use HRZN’s current undistributed taxable earnings (i.e., spillover income) of $27.6 million as of December 31, 2025 to supplement HRZN’s regular monthly distributions for two quarters following the closing of the Merger (the “HRZN Supplemental Distributions”), subject to the closing of the Merger and the HRZN Board’s declaration of the distributions.

HRZN anticipates that the HRZN Supplemental Distributions for the first quarter post-closing will be in the range of at least $0.02 to $0.04 per share per month. In its consideration of declaration of any HRZN Supplemental Distributions, the HRZN Board will consider, among other things, (1) HRZN’s ongoing compliance with asset coverage ratio requirements under the Investment Company Act of 1940, (2) HRZN’s compliance with applicable financial and other operating covenants under HRZN’s financing agreements, and (3) HRZN’s general investment performance and available liquidity, as well as general market conditions at the time.

In addition, MRCC announced today its intent to increase the amount of its final special distribution payable to legacy MRCC stockholders of record as of a time prior to the closing of the Merger by $13.0 million ($0.61 per share) (the “Supplemental MRCC Distribution”), contingent upon MRCC stockholder approval of the Merger and related closing conditions. The Supplemental MRCC Distribution is expected to be paid to legacy MRCC stockholders in addition to MRCC’s planned pre-Merger closing distribution of its undistributed taxable earnings (the “Final MRCC Tax Distribution” and, together with the “Supplemental MRCC Distribution,” the “Pre-Merger MRCC Closing Distribution”), which totaled $2.9 million ($0.14 per share) as of December 31, 2025. The Pre-Merger MRCC Closing Distribution will be sourced from the net proceeds received by MRCC from its sale for cash of substantially all of its assets to Monroe Capital Income Plus Corporation (“MCIP”), the Monroe Capital platform's privately offered business development company, which will occur immediately prior to the Merger pending requisite stockholder approval and completion of other closing conditions.

Management Commentary

“We continue to be excited about the proposed merger between HRZN and MRCC,” said Michael P. Balkin, Chief Executive Officer of Horizon Technology Finance. “These value enhancements, which we believe demonstrate our commitment to completing this compelling transaction, were announced following discussions with each of the MRCC and HRZN Boards of Directors and their special committees."

Mr. Balkin continued, “We will work carefully and strategically to deploy the proceeds of the merger and our available leverage, investing thoughtfully and deliberately with the goal of creating meaningful long-term benefits for our shareholders, including the potential for higher earnings and greater portfolio diversification.”

HRZN Special Meeting of Stockholders

The HRZN special meeting is currently scheduled for March 13, 2026, at 2:30 p.m., ET. HRZN urges its stockholders to cast their votes by following the instructions outlined in the joint proxy statement/prospectus. Stockholders of HRZN can also vote by going to the following website: www.proxyvote.com, or by calling 1-800-690-6903 and providing the control number which is listed in the proxy card received.

Stockholders who have already voted do not need to recast their votes. Stockholders who have not already voted or wish to change their vote are encouraged to do so using the instructions provided in their voting instruction form or proxy card.

HRZN investors with questions about the transactions or how to vote their shares may contact HRZN’s proxy solicitor, Broadridge, at 1-833-201-5231. Additional information is available at www.proxyvote.com.

About Horizon Technology Finance Corporation

Horizon Technology Finance Corporation (NASDAQ: HRZN) is a leading specialty finance company that provides secured loans to venture capital-backed companies in the technology, life-science, healthcare information & services, and sustainability industries. HRZN is externally managed by Horizon Technology Finance Management LLC, an affiliate of Monroe Capital LLC.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of MRCC or HRZN or the proposed sale of assets by MRCC to MCIP and the proposed merger of MRCC with and into HRZN. All statements, other than historical facts, including but not limited to statements regarding the expected timing of the closing of the proposed transactions; the expected timing or amount of payments of dividends or distributions by MRCC and/or HRZN, including all or any portion of the Pre-Merger MRCC Closing Distribution or the HRZN Supplemental Distributions; the ability of the parties to complete the proposed transactions considering the various closing conditions; the expected benefits of the proposed transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the surviving companies following completion of the proposed transactions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove to be incorrect, actual events and results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Certain factors could cause actual results and conditions to differ materially from those projected, including, without limitation, the uncertainties associated with (i) the timing or likelihood of the proposed transactions closing; (ii) the expected synergies and savings associated with the proposed transactions; (iii) the ability to realize the anticipated benefits of the proposed transactions; (iv) the possibility that one or more of the various closing conditions to the transactions may not be satisfied or waived on a timely basis or otherwise, including risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approvals by the shareholders of MRCC and/or HRZN may not be obtained; (v) the possibility that competing offers or acquisition proposals will be made; (vi) risks related to diverting management's attention from ongoing business operations; (vii) the combined company’s plans, expectations, objectives and intentions, as a result of the transactions; (viii) the future operating results and net investment income, net asset value or distribution projections of MRCC, HRZN or, following the closing of the transactions, the combined company; (ix) the ability of HTFM to implement its future plans with respect to the combined company; (x) the expected financings and investments and additional leverage that MRCC, HRZN or, following the closing of the transactions, the combined company may seek to incur in the future; (xi) the adequacy of the cash resources and working capital of MRCC, HRZN or, following the closing of the transactions, the combined company; (xii) the risk that shareholder litigation in connection with the proposed transactions may result in significant costs of defense and liability; (xiii) changes in the economy, financial markets and political environment, including the impacts of inflation and interest rates; (xiv) risks associated with possible disruption in the operations of MRCC and/or HRZN or the economy generally due to terrorism, war or other geopolitical conflict, natural disasters, tariffs or public health crises and epidemics; (xv) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xvi) conditions in MRCC’s and HRZN’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xvii) other considerations that may be disclosed from time to time in MRCC’s and HRZN's publicly disseminated documents and filings. There is no assurance that the market price of HRZN’s shares, either absolutely or relative to net asset value, will increase as a result of any share repurchases, to the extent effectuated, or that any repurchase plan will enhance shareholder value over the long term. HRZN and MRCC have based the forward-looking statements included in this communication on information available to them on the date hereof, and neither HRZN, MRCC nor their affiliates assume any obligation to update any such forward-looking statements. Although HRZN and MRCC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that HRZN and MRCC may make directly to you or through reports that they have filed with the Securities and Exchange Commission (the “SEC”), or in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to the proposed asset sale between MRCC and MCIP and the proposed merger of HRZN and MRCC, as well as certain related matters (the “Proposals”). In connection with the Proposals, HRZN has filed with the SEC a registration statement on Form N-14 (File No. 333-290114) (the “Registration Statement”) that contains a combined joint proxy statement for HRZN and MRCC and a prospectus of HRZN (the “Joint Proxy Statement”), and HRZN and MRCC have mailed the Joint Proxy Statement to their respective shareholders. The Joint Proxy Statement and the Registration Statement each contain important information about HRZN, MRCC, and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF HRZN AND MRCC ARE URGED TO READ THE JOINT PROXY STATEMENT, THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HRZN, MRCC, AND THE PROPOSALS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by HRZN, from HRZN’s website at https://ir.horizontechfinance.com/ and, for documents filed by MRCC, from MRCC’s website at https://ir.monroebdc.com/. No information contained on either of HRZN’s or MRCC’s website is incorporated by reference in this communication and you should not consider that information to be part of this communication.

Participants in the Solicitation

HRZN, its directors, certain of its executive officers and certain employees and officers of HTFM or Monroe Capital LLC (“Monroe Capital”) and their affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the Proposals. Information about the directors and executive officers of HRZN is set forth in its definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2025 (as modified by the amendment to the definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders filed with the SEC on May 15, 2025, the “HRZN Proxy Statement”), and in the Joint Proxy Statement, each as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the Joint Proxy Statement or HRZN Proxy Statement, as applicable. MRCC, its directors, certain of its executive officers and certain employees and officers of Monroe Capital BDC Advisors, LLC or Monroe Capital and their affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the Proposals. Information about the directors and executive officers of MRCC is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders (the “MRCC Proxy Statement”), which was filed with the SEC on April 21, 2025, and in the Joint Proxy Statement, each as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the Joint Proxy Statement or MRCC Proxy Statement, as applicable. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the HRZN and MRCC shareholders in respect of the proposed transactions and related shareholder approvals is contained in the Registration Statement, including the Joint Proxy Statement included therein, and will be contained in other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in HRZN or MRCC or in any fund or other investment vehicle managed by Monroe Capital or any of its affiliates.

Contacts

Horizon Technology Finance Corporation

Investor Relations:
ICR
Garrett Edson
ir@horizontechfinance.com
(646) 200-8885

Media Relations:
ICR
Chris Gillick
HorizonPR@icrinc.com
(646) 677-1819